

January 17, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

Re: **New Residential Investment Corp.**
Amendment No. 4 to Registration Statement on Form S-11
Filed December 24, 2013
File No. 333-191300

Dear Mr. MacDougall:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market Opportunity and Target Assets, page 2

1.   We note that prior to the December Transaction you were invested in Excess MSRs, and that you were not required to assume any servicing duties, advance obligations or liabilities. However, in December you purchased the right to the repayment of a significant amount of servicer advances from Nationstar as well as the right to receive the basic fee component of the related MSRs in three pools of non-Agency mortgage loans in which you already own the Excess MSRs. Please explain to us the reason you decided to significantly change the type of assets in your portfolio and why you now, for some of the loan pools, invest in the entire MSR and the servicer advances rather than just the remainder/Excess component of the MSRs. Address your intentions in the future in greater detail. We may have further comment.

Cameron D. MacDougall
New Residential Investment Corp.
January 17, 2014
Page 2

2.   Please clarify, if true, that although you have purchased the right to receive the basic fee component of MSRs of certain Pools, you have not acquired the actual legal title to the MSRs and are not obligated to perform as servicer. We also note that you are required to remit a portion of the Purchased Basic Fee to Nationstar as a Servicing Fee. Please disclose the reason for the structure of this acquisition and clarify your intentions regarding performing as servicer in the future. Expand your disclosure accordingly.

Our Portfolio, page 7

Servicer Advances, page 10

3.   Please expand your disclosure to provide more details regarding the terms of the purchase. Tell us how the purchase price was determined and clarify if the servicer advances were purchased at a discount or at par value. Please address how the value of the right to receive the Purchased Basic Fee was considered in the purchase price. Also, you disclose on page 11 that the purchase price is subject to adjustment based on changes in the calculation of the UPB of the Pools or the Purchased Servicer Advances. Please explain this potential adjustment further and discuss your expectations regarding a change.

4.   Please expand your disclosure to indicate the breakout of the acquired servicer advances between Principal and Interest Advances, Escrow Advances, and Foreclosure Advances.

5.   Please explain how the Targeted Return is calculated and provide an example to demonstrate how the fee structure works.

Risk Factors, page 28

Service advances may not be recoverable …, page 30

6.   We note your disclosure that in certain situations the servicer may be required to make certain advances for which it may not be reimbursed. Please disclose here or elsewhere such situations and the extent to which they may occur.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Application of Critical Accounting Policies, page 74

7.   Please expand your disclosure to discuss your accounting policy for servicer advances and cite the relevant accounting guidance that you relied upon. Also, we note that you acquired the right to receive the basic fee component of certain MSRs as part of the servicer advance transaction; please separately address your accounting policy for the Purchased Basic Fees and cite the relevant accounting guidance that you relied upon.

8.   Based on the disclosure in your pro forma financial statements, it appears that you intend to consolidate the Buyer. Please discuss how the Buyer was formed (i.e., cash contributions, etc.) and disclose your accounting policy regarding consolidation of this entity; please address the ownership percentages and rights of the other investors in your explanation and cite the accounting guidance you are relying upon.

Primary Components of Income, page 95

9.   Please revise this section to fully address your current operations. Discuss the components of income related to the servicer advances and the basic fee component of the MSRs that you recently acquired. Clarify how you will account for and present the income and discuss the various components separately (i.e., the basic fee component, servicing fee paid to Nationstar, interest expense, etc.). In your discussion, address the fact that the servicer advances are non-interest bearing assets while the interest expense on the related Notes will be a significant expense.

Core Earnings, page 106

10.   We note your response to comment 1 of our letter dated December 9, 2013 and your revised disclosure. Please further clarify which deals the "non-capitalized deal inception costs" relate to and the nature of the costs; also, clarify where these costs are recorded in your statements of income. Also, we are still unclear how you determined that your Core Earnings measure is a useful operating performance measure when you exclude incentive compensation which is a material operating expense. Please further explain why there is no logical method for determining the amount of incentive fee related to your Core Earnings. We may have further comment.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

11.   Please expand footnote (F) to show all of the amounts that make up the adjustment to cash and cash equivalents.

12.   Please expand footnote (K) to explain how the amount was calculated including any significant assumptions or estimates you relied upon.

13.   Please tell us how you intend to finance the amounts payable on pending transactions that are included in footnote (M). Address the payable for each type of asset separately.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding the accounting comments. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP